UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated July 5, 2012.

Exhibit 99.1

Golar LNG: Golar Secures Chile's First FSRU Award

Golar LNG Limited ("Golar" or "the Company") is pleased to announce it has been awarded the Gas Atacama Mejillones Seaport's FSRU Project ("Gas Atacama"). The initial term of the contract, in Gas Atacama's option, is for 15 or 20 years and is expected to generate an average annual EBITDA of approximately US$48 million for the 15 year charter or US$47 million for the 20 year charter.  Gas Atacama has three, five-year contract extension options, representing a potential 15 additional years of commitments.

The FSRU will be moored approximately 1.6 km offshore and in approximately 50 metres water depth in the Bay of Mejillones.  The newbuild FSRU will be capable of storing 170,000 m3 of LNG and delivering  approximately 180 MMcfd per day of regasified LNG and will be delivered to the project in the fourth quarter of 2015.  The regasified LNG will be delivered via Gas Atacama's subsea pipeline and is intended primarily to supply the on-shore 780MW Central Térmica Atacama thermal power plant.  Regasified LNG could additionally be used to the meet the demands of some of GasAtacama's mining customers, as well as other power generators.   Parties have agreed to the possibility for further expansion of the FSRU regasification capacity of up 360 MMcfd per day.

Final detailed contracts were executed in a signing ceremony by Gas Atacama's CEO and Golar's CEO on 5 July 2012 in Santiago, Chile, however full commitment by the parties to the transaction is subject to certain contractual conditions related to Gas Atacama achieving a threshold of new power sales agreements prior to 31 December 2012. In line with its agreements with Golar LNG Partners L.P. ("the Partnership") Golar is obliged to offer all vessels contracted for more than 5 years for sale to the Partnership.

Gas Atacama is a Chilean energy company which owns a natural gas pipeline and power station.  Its current shareholders include ENDESA S.A. (Chile, 50%), which is the largest electrical energy generating company in Latin America, a subsidiary of the Spanish Endesa Group and controlled by ENEL of Italy and the Southern Cross Group (50%), which is a private investment group with interests in Chile and other Latin American countries.

Golar LNG Limited

July 5, 2012

Hamilton, Bermuda.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: July 5, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer